                                                      PAPER E

                                   A More Transparent and Accountable Budget

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Introduction

"We are trapped in a cycle of deficit/cut/spend.  I want to break that habit."
                                                                                          --Premier Dalton McGuinty

This paper outlines a vision for Budget reform in Ontario--one that is focused on making the Budget and its process more accountable to the citizens of Ontario. If government is to meet the priorities of
Ontarians and realize the results they want to achieve, its planning and budgeting processes must change. This paper describes two complementary budget-reform initiatives: the proposed Fiscal
Transparency and Accountability Act (FTAA) and a Budgeting for Results framework.  In addition, this paper introduces an important new initiative that supports budget reform and will promote efficiency in the broader public sector--supply chain management.

Budgeting is not just about collecting revenues and spending money.  It is an ongoing complex process involving people, interests and organizations from across the province that make competing and valid arguments for the use of public resources. As the culmination of this process, the Budget is a powerful instrument of change that can achieve both economic and social objectives. The way budgets are made--the way decisions are made and communicated--is a key determinant of government's accountability to its citizens. This accountability is important because Ontarians need to see that their money is being used wisely.  Ontarians want a responsible approach to public policy and they want evidence of good fiscal and financial management. Ontarians need to know the true state of the Province's finances when they vote.

The box on the next page provides a brief overview of the system of traditional budgeting, planning and reporting processes.  At its core, any system of budgeting exists to serve three main functions:1

o    ensure overall fiscal sustainability;
o    allocate resources according to government priorities; and
o    promote efficient delivery of public services.

Like governments around the world, Ontario has, over the years, developed a budgeting process that offers certain strengths, but also serious weaknesses that this reform seeks to address.  The initiatives outlined in this paper are designed to make budgeting in Ontario more effective in performing its core functions.  The transformation of Ontario's budget process is comprehensive in changing the way planning is conducted and decisions are made and communicated.  This will involve collaboration across the public sector in order to drive real, positive change while living within our means.

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Overview of Planning and Budgeting in Ontario

Priority-Setting:
The government's priorities and commitments are the primary drivers of planning and budgeting.
In Ontario, these have traditionally been articulated in election platforms, the Budget or the Speech from the Throne.

Planning:
Within the context of what is affordable, ministries plan strategies and activities to respond to the priorities and to maintain vital public services over the next several years.  Ministries then take these plans forward to the government for approval.

Budgeting:
The approval process culminates in the tabling of the Budget, which also includes tax policy decisions.  Detailed information about revenue and expenses is released in the Budget, usually for the upcoming fiscal year only.

Making Appropriations:
Detailed spending Estimates, based on the totals set out in the Budget, are presented to the members of the legislative assembly to seek legislative authority through a vote on the Supply Act.

Reporting and Auditing:
The fiscal position of the Province is disclosed in the Ontario Finances each quarter and an
Economic Outlook and Fiscal Review roughly halfway through the fiscal year.  Interim results for the year just ended are included in the next Budget.

Final numbers are reported in the Ontario Annual Report and Public Accounts, which can be thought of as ending the cycle for a particular year.  The financial statements for the Province, which are audited by the Provincial Auditor, are presented along with detailed financial statements of ministries and significant Crown corporations, boards and commissions in the fall, following the end of the fiscal year.
                                                                          Source: Ontario Ministry of Finance.2

This paper is organized in the following way:
o    Section I, Ensuring Fiscal Sustainability, provides an overview of the proposed Fiscal
     Transparency and Accountability Act;
o    Section II, Beginning Budgeting for Results, outlines how a new approach to planning, budgeting and reporting is being developed to effectively allocate resources to priorities; and
o    Section III, Promoting Efficiency, announces a new initiative, supply chain management, that can change the delivery of key public services in Ontario.

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Section I: Ensuring Fiscal Sustainability

In every government, decisions related to long-term fiscal sustainability often tend to compete with short-term considerations, a tension that can be compounded by an annual budget cycle and four-year electoral cycle.  In addition, by their nature, all governments consist of many ministries responsible for spending and few responsible for controlling that spending.  This creates a tendency to address public policy issues with more spending.3  Combine these tendencies with the usual uncertainty about changes to future revenues and public-service demands, and it is easy to understand how sustainability can be a challenge.

In many jurisdictions, governments attempt to address these issues by legislating rules governing fiscal planning and reporting.4  In 1999, Ontario adopted the Balanced Budget Act (BBA). The BBA requires the government to plan for an annual balanced budget.  Failure to achieve a balanced budget results in a 25 per cent reduction in ministers' compensation in the first year, and 50 per cent in subsequent years in which the budget is not balanced.  The BBA includes exceptions for extraordinary circumstances such as war or economic catastrophe and an exemption from sanctions for any new government in the first fiscal year they were elected.5

The BBA does not set standards for transparency in the development and presentation of budget documents. This is an important omission.  Other governments, international institutions and public-finance academics have stressed the importance of transparency in ensuring accountability for sustainable fiscal policy.6  This point was made by former Provincial Auditor Erik Peters in his
October 2003 report on Ontario's finances.  Mr. Peters' comments also raise the potential problem with rigid balanced-budget rules in limiting government flexibility, which has also been a focus of academic research.7  This government believes that unbalanced budgets are not sustainable, but also understands that forcing balance at the expense of all other considerations is neither responsible nor consistent with long-term sustainability. Forcing balance, by indiscriminately cutting spending now, would require even greater spending in the future.

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"I urge the new government to consider legislation dealing with fiscal responsibility.  The objective would be to improve accountability through greater transparency in and quality of budgets and updates such as the quarterly Ontario Finances.  This approach would be more effective in ensuring fiscal accountability than legislation that limits government's flexibility in responding to fiscal challenges."
                                                                          --Erik Peters, Former Provincial Auditor,
                                               Report on the Review of the 2003-04 Fiscal Outlook, October 29, 2003

In order to increase accountability, this government is proposing a Fiscal Transparency and
Accountability Act (FTAA) to replace the current BBA.  If approved by the legislature, the proposed
FTAA would have three main elements:

o    It would provide a responsible and flexible framework for the conduct of fiscal policy.
o    It would lay out clear and comprehensive transparency requirements for the Budget and related publications, consistent with international best practices.
o    If a report is not released as required by the legislation, the Minister of Finance would table a statement of non-disclosure in the legislature and encourage debate.
This government will accept the BBA's salary sanctions for the 2004-05 fiscal year.  In future years, salary sanctions would not apply.

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Key Provisions of the Proposed Fiscal Transparency and
Accountability Act

Fiscal Principles and Objectives:
o    Guiding principles: responsibility, flexibility, equity and transparency.
o    Maintain prudent debt-to-GDP ratio. Debt is defined as the accumulated deficit of the province.
o    Plan for an annual balanced budget.  If, in extraordinary circumstances, the government decides that a short-term deficit is necessary, it must release a sustainable recovery plan.

Transparency Mechanisms:
o    Budget tabled in the legislature that includes:
     -   a multi-year fiscal framework;
     -   a comprehensive discussion of risks; and
     -   information on priorities and results.
o    Mid-Year Economic Outlook and Fiscal Review.
o    Long-Term Report.
o    Timing of Quarterly Finances and Economic Accounts.
o    Pre-Election Report.

Sanctions:
o    If a report is not released as required by the legislation, the Minister of Finance would table a statement of non-disclosure in the legislature and encourage debate.

The box above summarizes the various provisions of the proposed legislation.  The proposed Act would provide a clear set of principles to guide fiscal policy: responsibility, flexibility, equity and transparency.  A similar set of principles have been established in the United Kingdom (U.K.).  See box below for details of the U.K.'s budget reform.  Building on these principles, the proposed FTAA would then establish two clear fiscal objectives:

o    The government must maintain a prudent debt-to-GDP ratio.  While governments may run deficits, and in some cases need to, long-term debt sustainability is a real constraint on government activity.8  It is important to establish this overarching objective to put shorter-term objectives into perspective.  As in other jurisdictions, the meaning of prudent is left to the
     interpretation of the government of the day.9   For the purposes of the proposed FTAA, debt
     would be defined as the accumulated deficit of the province.

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o    The government shall plan for an annually balanced budget.  This remains a legitimate short-term objective for governments.10  However, this objective would not constrain a government's flexibility if, in extraordinary circumstances, it determined that deficits were necessary.  In such circumstances, the government would be required to indicate how it planned to return to balance and how the plan was still consistent with long-term sustainability.

United Kingdom
In 1997, a new government was faced with a large structural deficit, low net investment, rising public debt and falling public-sector net worth. In part, the causes of these problems were identified as a lack of transparent fiscal objectives and reporting mechanisms.  This led to the creation of the Code of Fiscal Stability, 1998 (integrated into the Finance Act, 1998), based on the principles of transparency, stability, responsibility, fairness and efficiency.

The Government has specified two rules to guide policy consistent with those principles:
o    Golden Rule: Over the economic cycle, the government will borrow new funds only to invest and not to fund current spending.
o    Sustainable Investment Rule: Public-sector net debt as a proportion of GDP will be held over the economic cycle at a stable and prudent level.

The Code requires specific documents and analyses:
o    A Pre-Budget Report to encourage debate on the proposals under consideration for the budget.
o    An Economic and Fiscal Strategy Report outlining the government's outlook for key fiscal aggregates for a period of not less than 10 years into the future, strategy for the future and discussion of intergenerational impact and sustainability of fiscal policy.
                                                                                         Source: HM Treasury.11

In terms of transparency mechanisms, FTAA would require a significantly higher quality of disclosure than at present.  For the Budget, FTAA would require that it be tabled in the legislature.  It would also require the Budget to present a multi-year perspective.  The adoption of multi-year planning and reporting is an international best practice and has been a key component of budget reform in other jurisdictions.12  In addition, the Budget would be required to present a comprehensive discussion of risks and information on non-financial performance or results.  The 1995 and 2000 Ontario Financial
Review Commissions (OFRC) both emphasized the need for these types of reforms.13

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Summary of Key Ontario Financial Review Commission
Recommendations for Government13
o    Adopt a prudent planning framework that encourages cautious forecasting and better expenditure planning.
o    Present a three-year business plan as part of the annual Budget that includes:
     -   goals and priorities;
     -   targets to measure progress;
     -   changes from plans;
     -   an outline of revenue; and
     -   expenditures and economic projections for the upcoming year and following two years.
o    Release the Budget before the start of the fiscal year.

The proposed Act would go further, specifying the timing and content of several key reports to establish a coherent cycle for reporting.  A Mid-Year Economic Outlook and Fiscal Review would be required no later than 45 days after the end of the second quarter of the fiscal year to update information released in the Budget and provide a proper context for pre-Budget consultation.
A Long-Term Report would be required to assess the long-term sustainability of fiscal policy given economic and demographic trends.14  This is important as many public-policy issues, such as public infrastructure investment, the evolving nature of service delivery and sectoral change, are long term in duration.  In addition, the release dates of quarterly Ontario Finances and Economic Accounts would be specified in the proposed legislation, enshrining a cycle for disclosure of the fiscal plan.15

The government will work towards tabling the Budget before the start of the fiscal year.  Once the planning and reporting processes described in the next section have matured, the government would consider making the timing of the Budget part of the proposed FTAA.

Finally, the proposed Act would require the Ministry of Finance to prepare a Pre-Election Report.
This report would be reviewed by the Provincial Auditor and released well before elections to ensure governments do not mislead the public on the state of the Province's finances.

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Section II: Beginning Budgeting for Results

"We want to make sure that money is focused on the priorities we share and the results we need."
                                                                                          --Premier Dalton McGuinty

Ontarians face tough choices. This government is committed to informing those choices with clear and measurable results. Around the world, governments are moving towards developing and reporting on the results of public-sector activity.16  This is motivated by the need to know what value is gained for money spent, rather than simply how much is spent.  This shift in thinking is not easy for governments that must inevitably contend with wide and competing objectives.  Amounts of money are easy to measure but, without any other information, understanding the meaning of those amounts is difficult.  Without such an understanding, how can the public hold government accountable?  The public needs to know the results of government activity.17

However, providing information on results is a complex task.  This is because the relationship between cause and effect can be unclear.  Results can be influenced by many variables.  For example, how much of a change in the economy can be attributed to government activity?  How much was actually caused by global economic trends?  While government has a clear responsibility and ability to work towards better results, it cannot (nor should it try to) completely control all variables.  Often, government acts primarily as a catalyst for change.  There is a risk that information on results will be misinterpreted--and governments will be held accountable for things beyond their control.

A focus on results can also be complicated by a lack of clear, quantifiable measures of success and the information-management systems needed to track them. The next step, understanding how government activity is directed towards results, is complicated by the traditional incremental approach to budgeting, whereby the process focuses on what is new or changing rather than the entire budget.18
Governments around the world have recognized these problems and have developed many tools to
address them.19   See the box on the next page for an overview of reform in Washington State and
Australia.

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Washington State
The government adopted a results-based budget process for the 2003-05 Biennial Budget as an alternative to across-the-board cuts. The steps of this process are the identification of priorities, allocation of resources among priorities and the development of strategies for each result.

Australia
In 1999, Australia introduced a budgeting and reporting framework to provide taxpayers with more information about the costs and performance of government. The framework requires government to place greater emphasis on results, including appropriations that are aligned with outcomes;
budget submissions that are structured around outputs (price, quality, quantity); and criteria for designing performance measurement. Results are communicated in the government's annual report.

                                                                             Sources: Washington State, OECD 19

Each jurisdiction must develop an approach to suit its own processes.  A new made-in-Ontario approach to planning and budgeting is being developed to address these issues.  It will make government more accountable in three key ways:

o    it will clearly set priorities and measurable outcome-based results;
o    it will integrate those results into a planning process that looks at all government spending; and
o    it will report regularly on progress.

Priority-Setting
Immediately after being elected, the government started working on its transformation agenda.  It initially engaged the Ontario Public Service in an Ideas Campaign.  This resulted in the submission of
11,000 ideas that are focused on improving the effectiveness and efficiency of services in Ontario.

Early in 2004, the government commissioned the Canadian Policy Research Networks to conduct a series of Citizens' Dialogues.20 The government also conducted an unprecedented consultation process, Budget Town Hall 2004. The Minister of Finance visited 10 communities as part of 14 separate pre-Budget discussions.

These consultations aimed to strengthen, as the Budget was drawn up, the government's focus on the priorities and results desired by people in Ontario. As such, they provide the cornerstone for moving forward with budgeting for results.

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It is through measuring results that the public can understand progress on priorities.  Some initial examples include: success for students can be understood through higher literacy and math scores;
healthier Ontarians is associated with reduced waiting times for key services; prosperity can be measured by higher educational achievement and the extent of job creation; strong communities can be measured through people's quality of life; and stronger democracy can be achieved through more people actively contributing to their communities.

As discussed below, the government is working towards a report on results to be released later this year.

Planning for Results
Once priorities are set, the next step is to tie planning to priorities. This happens when the desired results of government activities are set out and ways of measuring progress towards them are put in place. The results are, in essence, a way of measuring return on public investment in key priorities.

The government has laid the groundwork for a results-based approach to planning and budgeting. The new approach integrates the desired results of government activities into the planning and approval process. In so doing, it ensures that decisions about how to use resources are aligned with results and priorities.

Because it is critical to understand the impact of desired results related to each priority and to establish the right ways of measuring progress towards each result, planning for 2004-05 represented phase one of the new approach.  It will be fine-tuned as decision-makers gather more information about existing programs and clarify desired results, as well as related measures and the best strategies to achieve them.  This will be an iterative
process expected to evolve over the next
two budgets.

The fundamentals of the new approach, as
illustrated in the adjacent figure, are:

[A graphic detailing the fundamentals of the new approach to planning for results.]

o    Consultations provide key input
     throughout this process.
o    Given the priorities and results of the
     government and the fiscal framework,
     ministries review all of their strategies
     and activities.

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o    Those strategies and activities that clearly and directly support priorities are the focus of efforts to improve results. This may involve realigning government resources to make investments in these areas, where it can be shown that the investment will significantly improve specific desired results, including improved efficiency and effectiveness.
o    For those strategies and activities that do not directly support priorities but do serve a vital public interest, the focus is on improving the efficiency and effectiveness of the activity.
o    Activities identified as neither contributing to key results nor serving a vital public interest are subject to review for the purpose of refocusing resources.
o    All strategies and activities then undergo due diligence. This includes analysing whether strategies will lead to the desired results, as well as assessing the risks and risk management approaches in the plan.
o    As outlined earlier in this paper, the proposed FTAA would require the Budget to provide the overall limits within which ministries must plan. While some flexibility in dealing with fiscal challenges is always built in, the last step in the planning process is to confirm whether plans are consistent with the overall fiscal context.

The fiscal implications in the planning process are important. Government must develop the appropriate strategies when making new investments in priority areas, so that it can continue to live within its means. Balancing the books through across-the-board cuts, without considering priorities or the multi-year fiscal situation, is not appropriate.

Reporting Results
Later this year, the Premier will release the government's first report on results. It will show progress in developing measures for the results, targets for the measures and the plans for how they will be achieved. This will be an important milestone in the development of a more transparent approach to government reporting.  This report will be released annually.

To ensure a link between the Premier's report and financial reporting, the proposed FTAA would require the government to integrate information on results into the Budget and the Mid-Year
Economic Outlook and Fiscal Review. This integration is in line with recommendations of the
Provincial Auditor, the Ontario Financial Review Commission, the Canadian Comprehensive Audit
Foundation (CCAF),21 and international best practices.

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CCAF Performance Reporting Principles 21
o    focus on the few critical aspects of performance
o    look forward as well as back
o    explain key risk considerations
o    explain key capacity considerations
o    explain other factors critical to performance
o    integrate financial and non-financial information
o    provide comparative information
o    present credible information, fairly interpreted
o    disclose the basis for reporting

The way ahead
Budgeting for results provides a robust framework for ensuring the best use of public funds to meet public needs. With an emphasis on getting priorities right and deciding on the results people want in priority areas, budgeting for results is key in setting the course as the government develops and acts on its fiscal plans.

It is important to note that Budget documentation will also begin integrating better information on risk.  The combination of improved information on resources, results and risks is essential for a more transparent and accountable Budget.

This approach will eventually better support relationships between public-sector partners, creating clear results that all organizations can work together to achieve.

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Section III: Promoting Efficiency

All governments attempt to promote efficiency in the public sector.  People want to see efficient financial management. One of the ways governments in several jurisdictions are attempting to significantly improve efficiency in the delivery of public-sector services is through the introduction of supply chain management (SCM) best practices.

Citizens expect their public services to operate as an efficient, seamless and effective system.  It is important that the government, along with its partners, ensure this is happening.  If vital dollars are spent needlessly on back-office processes, fewer dollars are left to be spent on classrooms, hospital wards and lecture halls.

It makes sense, therefore, that if there are better ways for the public sector to plan, source, move and pay for goods and services, these should be examined and implemented.

Supply chain management is one such solution and refers to the array of processes that connect customers and suppliers.  It is not merely about reducing the price of goods, but rather about taking greater advantage of improvements in how the public sector purchases and manages the flow of goods and services through an integrated structure. By implementing a rigorous and thorough SCM system in Ontario, hundreds of millions of dollars can be channelled back into key front-line public services.

[A graphic outlining the proposed supply chain management framework from planning through to paying.]

The savings could be substantial.  A 2001
Ontario Hospital Association Task Force
study estimated the potential value of SCM
improvements in the Ontario hospital
sector at more than $300 million.22  Some
of those savings have been realized but
more can, and needs to, be done.

Adoption of SCM best practices by the
private sector has saved billions of dollars
while also improving quality and customer
service.  Public-sector jurisdictions around
the world are also adopting SCM.  One
such example is the Voluntary Hospitals of America Inc. (VHA), a U.S. not-for-profit hospital co-operative with 2,200 members.  VHA estimates its members saved $813.5 million US on purchases
of $17.7 billion US in 2003. 23   In the U.K., the National Health Service (NHS) has also adopted SCM

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and made significant strides in customer satisfaction. Please see the box below for an overview of a key supply chain management initiative in the U.K.

U.K. National Health Service (NHS): Excellence in Supply
Chain Management
The NHS in England spends(pound)15 billion annually on purchased goods and services.  It was determined that there was enormous potential for NHS organizations to save money through effective purchasing.  As a result, the NHS Purchasing and Supply Agency (PASA) was established in
2000 as a significant part of the government's modernization of NHS procurement activities to act as a strategic adviser to the NHS on all supply issues.  The primary goal of PASA is to improve the performance of the NHS purchasing and supply system and become the centre of expertise, knowledge and excellence in purchasing and supply matters of the NHS for the benefit of patients and the public.

Some of the achievements of PASA include:

o    Achieved savings for the NHS totalling(pound)580 million over the three-year period of April
     2000-03.
o    Implemented pilot supply "confederations" as recommended in the May 2002 policy document "Modernising Supply in the NHS" to develop a middle tier between national (PASA)
     and local (individual NHS trust) level purchasing.
o    Produced an eCommerce strategy for the NHS through the development of an eProcurement toolkit, which provides a framework to help NHS trusts and confederations understand the benefits of eProcurement and plan its implementation in a structured way.
o    Developed a national set of purchasing and supply performance management measures to better assess the performance of NHS trusts with respect to supply chain activities through benchmarking analysis and strategic assessment of trust and confederation spending.

                                                                        Source: National Health Service, U.K.24

OntarioBuys Working Group

In Ontario, with a few notable exceptions, the SCM practices in the public sector are often inefficient, not coordinated, and inadequately supported.  The solution to overcoming these obstacles is to build on the existing Ontario success stories, such as the Healthcare Materials Management Services in
London, Ontario and the success with the Toronto-area school boards prior to amalgamation, and implement SCM best practices across the broader public sector.

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To this end, the Government of Ontario is establishing the OntarioBuys Working Group, whose members will include sector expert-practitioners and representatives of institutions committed to best-practices implementation.

As part of phase one of this project, the Working Group will focus on implementing SCM in school boards, colleges, universities and hospitals.  The Working Group will also examine linkages, where appropriate, to other sectors.  The government will be asking the Working Group to discuss and make recommendations on the following:

o    an appropriate structure serving broader public-sector organizations;
o    a central entity that would provide co-ordination, benchmark sector performance against best practices and serve as a portal for shareable SCM information; and
o    a best-practices implementation handbook, which will be a detailed "how-to" manual for
     Ontario-specific SCM implementation.

The Working Group will complete its work by December 2004.  The government, in partnership with the broader public sector, will work quickly to implement supply chain management to realize improved efficiency and effectiveness. However, real change takes time and the work that starts now is needed to ensure that sound management remains the foundation of public-sector administration in
Ontario.

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Conclusion

Ontario is at a turning point.  It faces a structural deficit and many urgent areas for public investment.
The budget reform described in this paper will ensure that this province lives within its means while creating and improving public services for future generations.  Ontarians will clearly see the results of public-sector investment. The combination of the proposed FTAA, Budgeting for Results and SCM represents an important step forward in the transformation of government.  This transformation will not occur immediately.  This is an ongoing process, but one the government is committed to seeing through.

The government will continue to pursue investments in programs that will improve customer service, increase efficiency and save money.  Examples of transformation already underway include:

o    Job Connect:  More than 80 per cent of unemployed people using this service find a job or go on to further education and training.
o    Accessing Patients' Drug History:  Emergency rooms will have access to the drug history of over two million patients who are on the provincial drug plan.  This will result in better care as patients will be diagnosed faster and given the proper prescriptions while helping to reduce trips to the emergency room for adverse drug reactions.
o    Ontario Student Assistance Program: Online application and processing of student applications is now immediate rather than taking 10 weeks.  More than 90 per cent of students apply and monitor the status of their OSAP applications online.
o    Electronic Patient Record: Setting up phase one of an electronic patient record system, while protecting patient privacy, in southwestern Ontario, which will ultimately allow two academic health science centres to share electronic patient records between health care providers.  This will improve the quality of patient care by reducing errors and decreasing repeated diagnostic testing.
     More efficient management of health records is estimated to save about $5 million a year.

These examples are but a glimpse of changes to come.  Successful transformation will require the development of policies, appropriate measures and targets, supporting information systems and necessary staff training. For example, the Ministry of Finance will develop a ministry expense-limit policy consistent with the evolution of results-based planning.25  This will provide a key link between the multi-year fiscal framework of the Province and multi-year funding for its partners in the broader public sector.

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Government will capitalize on existing structures and maximize the knowledge and experience of
Ontario's public servants.  A cultural change management strategy will be developed and implemented to support success.  It will require ongoing refinement.  The ultimate result will be improved accountability, both to the citizens who depend on quality public services and the taxpayers who demand the most effective and efficient use of their funds.

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Endnotes

1.   Public-finance academics have emphasized these roles and the management reforms needed for more effective budgeting.  The following provides an overview of the issues drawing from experiences in other jurisdictions.
     o   Schick, Allen, "The Changing Role of the Central Budget Office,"  OECD Journal on
         Budgeting--Governance, Volume 1, number 1, 2001.
     o   Premchand, A., Public Expenditure Management, International Monetary Fund, Washington,
         D.C., 1993.
     o   Potter, Barry and Diamond, Jack, Guidelines for Public Expenditure Management,
         International Monetary Fund, July 1, 1999.

2.   For further and more detailed information, see:
     o   Office of the Provincial Controller, Fiscal and Financial Policy Division, A Guide to
         Financial Management Policies and Practices in Ontario, January 2004.

3.   The following provide an overview of the potential biases in democratic systems and the reforms in Sweden that have attempted to address them.
     o   Molander, Per, "Budgeting Procedures and Democratic Ideals," Journal of Public Policy 2001
         Volume 21, number 1, page 7.
     o   Molander, Per, "Reforming Budgetary Institutions: Swedish Experiences," Institutions,
         Politics and Fiscal Policy, Volume 2, Strauch, Rolf R. and von Hagen J. (ed.), ZEI Studies in
         European Economics and Law, 2000.

4.   Although these rules can be established without legislation, many jurisdictions have legislated them.
     o   British Columbia:
         o     Balanced Budget and Ministerial Accountability Act (2001)
         o    Budget Transparency and Accountability Act (2000)
     o   U.K.:
         o    Code for Fiscal Stability (1998) required by the Finance Act (1998)
     o   New Zealand:
         o    Fiscal Responsibility Act (1994)
     o   Australia:
         o    Charter of Budget Honesty Act (1998)

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5.   The sanctions in the current BBA apply to the Premier and Members of the Cabinet (Executive
     Council) only.

6.   There is substantial documentation on the relationship between fiscal transparency and fiscal performance.  These concepts are described in:
     o   von Hagen, Jurgen, "Budgeting Procedures and Fiscal Performance in the EC," Economic
         Papers 96, (1992) DG - II, European Commission, Brussels.
     o   Alt, James E. and Lassen, David, D., "Fiscal Transparency and Fiscal Policy Outcomes in
         OECD Countries," for presentation at the Economic Policy Research Unit - Network conference on Danish and International Economic Policy, University of Copenhagen, May
         23-24, 2002.

7.   Although balanced-budget rules can be constructive in controlling spending, rigid targets can be problematic.  Studies of experiences in other jurisdictions suggest that with rigid rules come problematic consequences such as optimistic forecasts, inappropriate omissions and/or commissions, and the postponing of tough decisions.  Please see:
     o   Alesina, Alberto and Perotti, Roberto, "Fiscal Discipline and the Budget Process,"
         Department of Economics, Harvard University, and Department of Economics, Columbia
         University, AEA Papers and Proceedings, May 1996--Balanced Budget Rules, Volume 86,
         number 2.

8.   Managing debt can significantly limit the extent to which ongoing and new programs can be funded.  The following article discusses the interaction between financial markets and fiscal discipline.
     o   Millar, Jonathan, "The Effects of Budget Rules on Fiscal Performance and Macroeconomic
         Stabilization," Working Paper 97-15, June 1997, Financial Markets Department, Bank of
         Canada, page 8.

9.   Australia and New Zealand have legislated requirements for debt to remain at prudent levels.  The following provide overviews:
     o   Maintaining Sustainable Government Finances, Treasury of Australia, 2002-2003.
         o    http://www.budget.gov.au/2002-03/bp5/download/03_BP5Part1.pdf
     o   Janssen, John, "New Zealand's Fiscal Policy Framework: Experience and Evolution,"
         Treasury Working Paper 01/25, pages 7-9.
     The U.K. has created a similar rule, mandated by legislation.
     o   Analysing UK Fiscal Policy, HM Treasury, November 1999.

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         o    http://www.hm-treasury.gov.uk/media/89A63/90.pdf
     Ontario's accumulated deficit to GDP in 2004-05 is 25 per cent.  While this is high relative to the average in the 1980s, it is lower than other governments in Canada, such as Quebec (TD
     Economics March 2004 provides an interprovincial comparison). Ontario's multi-year fiscal plan is consistent with a decreasing ratio in the future.  The forecast for the accumulated deficit to GDP ratio is 22 per cent for  2007-08.

10.      Experience in other jurisdictions indicates that balanced-budget rules can contribute to fiscal discipline.  The following articles provide a discussion of their effectiveness.
     o   "Fiscal Sustainability: The Contribution of Fiscal Rules," Economic Outlook, OECD, 2002,
         Chapter 4, number 72.
     o   Kennedy, Suzanne and Robbins, Janine, "The Role of Fiscal Rules in Determining Fiscal
         Performance," Department of Finance Working Paper 2001-6.
     However, experience in other jurisdictions also indicates the need for flexibility and transparency in the design of fiscal rules.  The following articles discuss the problems with strict adherence to narrow numerical targets:
     o   Penner, Rudolf G., "Dealing with Uncertain Budget Forecasts," Public Budgeting & Finance,
         Spring 2002, page 14.
     o   Kopits, George and Symansky, Steven, "Fiscal Policy Rules," Occasional Paper 162,
         International Monetary Fund, Washington, DC, 1998, pages 22-23.
     o   Loxley, John, "Balanced Budget Legislation or Bad Budget Legislation," Canadian
         Dimension, December 1995/January 1996, Volume 29, number 6.

11.      o    Analysing UK Fiscal Policy, HM Treasury, November 1999.
         o    http://www.hm-treasury.gov.uk/media/89A63/90.pdf

12.      The development of a multi-year fiscal perspective is a key element of best practices developed by the OECD and International Monetary Fund.
     o   OECD, "OECD Best Practices for Budget Transparency," May 2001
         o    http://ww.olis.oecd.org/olis/2000doc.nsf/0/c125692700623b74c1256a4d005c23be/$FILE/
              JT00107731.DOC
     o   International Monetary Fund, "Code of Good Practices on Fiscal Transparency," March 23,
         2001.
         o    http://www.imf.org/external/np/fad/trans/code.htm
     Many jurisdictions have adopted multi-year planning and budgeting in order to improve both fiscal

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     transparency and fiscal policy outcomes.  The following is an overview of practices in selected jurisdictions.
     o   Boex, Jameson, Martinez, Jorge and McNab, Robert, "Multi-Year Budgeting: A Review of
         International Practices and Lessons for Developing and Transitional Economies," Public
         Budgeting and Finance, Summer 2000.
13.      o    Ontario Financial Review Commission, Raising the Bar: Enhanced Accountability to the
              People of Ontario, 2001.

14.      Examples of long-term reports include:
     o   Australia:  Treasury of the Commonwealth of Australia,  Intergenerational Report 2002-2003.
         Canberra: Canprint Communications Pty Ltd., 2002.
         o    http://www.budget.gov.au/2002-03/bp5/html/index.html
     o   New Zealand:  Minister of Finance,  Budget 2003: Budget Policy Statement, December 19,
         2002.
         o    http://www.treasury.govt.nz/budgetpolicy/2003/annexes.asp
     o   U.K.:  HM Treasury, The Economic and Fiscal Strategy Report, 2003, Annex A: Illustrative
         Long-Term Fiscal Projections.
         o    http://www.hm-treasury.gov.uk/media//CED06/bud04_annexa_241.pdf
     o   U.S.:  Congressional Budget Office, The Budget and Economic Outlook: Fiscal Year
         2005-2014, The Congress of the United States, January 2004.
         o    ftp://ftp.cbo.gov/49xx/doc4985/01-26-BudgetOutlook-EntireReport.pdf

15. The OECD recommends the following types of reports and their timing to create a transparent budget cycle:  Pre-Budget Report, Monthly Reports, Mid-Year Report, Year-End Report,
     Pre-Election Report, and Long-Term Report.
     o   OECD, "OECD Best Practices for Budget Transparency," May 2001.

16.      The following federal government study provides an overview:
     o   A Comparative Analysis of Government Performance Measurement Strategies, Treasury
         Board of Canada Secretariat, Planning, Performance and Reporting Sector, November 2, 2000.

17.      The OECD provides the following definitions relating to the concept of results:
     Inputs are the resources available to an organization or manager to achieve an output or outcome
     (e.g., money, staff).
     Outputs are the goods or services which government bodies provide for citizens, business and/or

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     other government bodies (e.g., number of birth certificates, number of operations).
     Outcomes are the impacts on, or the consequences for, the community from the outputs or activities of the government (e.g., better student achievement).
     o   OECD Journal on Budgeting, "Outcome-Focussed Management and Budgeting," Volume 1,
         Issue 4.
     Results are best thought of as outputs or outcomes.  In the last two decades, many countries have moved away from input-oriented processes towards output- and outcome-focused approaches.
     This has meant a change in management practices, from controlling costs to determining what deliverables are expected and what impact they will have. Clear, measurable results can enhance the accountability of partnerships in the public sector through performance agreements.  The following documents provide an overview:
     o   General Expenditure Policy, Outcome Focussed Management in the United Kingdom, HM
         Treasury.
         o    http://www.hm-
              treasury.gov.uk/media/1BE78/GEP_outcome%20focused%20managment.pdf
     o   Departmental Performance Table, Spending Reviews, HM Treasury, U.K.
         o    http://www.hm-
              treasury.gov.uk/documents/public_spending_and_services/publicservice_performance/pss
              _perf_table.cfm
     o   Ministry of Health Services, Ministry of Health Planning, Report on Health Authority
         Performance Agreements, 2002/03, British Columbia.
         o    http://www.healthservices.gov.bc.ca/socsec/pdf/haagreement0203.pdf
     o   Ontario Hospital Association, Advancing Accountability Through Hospital Funding Reform, A
         Policy Framework to Promote Greater Access, Efficiency and Quality of Care, April 2004.

18.      In the traditional process, ministries or departments provide the budgeting office with their submission for the new year. The following notes that these submissions usually provide little or no review of the relevance and performance of the activities approved in the past.
     o   Osborne, David and Hutchinson, Peter, The Price of Government, Getting the Results We
         Need in an Age of Permanent Fiscal Crisis, Basic Books, 2004.
19.      Australia:
     o   Chan, Matthew, Nizette, Mark, La Rance, Lisa, Broughton, Charles and Russel, Derek, The
         OECD Journal on Budgeting, Australia, Volume 1, Issue 4, 2002.

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     Washington State:
     o   The Priorities of Government--Overview and History, Office of Financial Management,
         Washington.
         o    http://www.ofm.wa.gov
     o   Governor Gary Locke's Remarks, 2003 State of the State Address, January 14, 2003.
         o    http://www.governor.wa.gov/speeches/speech-view.asp?SpeechSeq=378%20

20.      o    Nolte, Judith, Maxwell, Judith and Mackinnon, Mary Pat, "Trust and Balance," Citizens'
              Dialogue on the Ontario Budget Strategy 2004-2008, Canadian Policy Research Networks,
              April 2004.
         o    http://www.townhallontario.gov.on.ca

21.      o    Canadian Comprehensive Auditing Foundation, Reporting Principles--Taking Public
              Performance Reporting to a New Level, 2002.
     In his latest report, the Provincial Auditor recommends that the government adopt the CCAF reporting principles.
     o   2003 Annual Report of the Office of the Provincial Auditor of Ontario, Chapter 2, Towards
         Better Accountability, Office of the Provincial Auditor, 2003.

22.      o    Task Force Report on Supply Chain Management, "Improving Supply Chain Management for
              Better Health Care," A Joint Initiative of the Ontario Hospital Association and Efficient
              Healthcare Consumer Response, November 2001.

23. o    Voluntary Hospitals of America, Inc., "VHA Delivers $1.13 Billion in Value for Members in
         2003", April 29, 2004.
         o    https://www.vha.com/news/releases/public/040429b.asp?DisplayPrintHeader=true

24.      The NHS PASA is charged with modernizing and improving supply management across the NHS in the UK to help ensure that money is spent to best effect, as a result of the recognition that there were inconsistencies in purchasing performance.  The NHS found that up to half of its total non-
         payroll spend (primarily purchasing) was not subject to rigorous, professional purchasing and value for money process.  These issues are described in:
     o   NHS Purchasing and Supply Agency, The Agency's Role in Delivering eProcurement in the
         NHS, February 2004, pages 2-4.
     o   NHS Purchasing and Supply Agency, Modernising Supply in the NHS, April 2002, pages 3-18.

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     o   NHS Purchasing and Supply Agency, Corporate Plan 2003/6, May 2003, pages 2-9.
     o   NHS Purchasing and Supply Agency, Framework Document, January 2001, Introduction,
         page 1.

25.      The concept and uses of expenditure limits are described in the following:
     o   Blondal, Jon, "Budgeting in Sweden," OECD 2001.
         o    http://www1.oecd.org/puma/budget/pubs/Journalvol1no1.pdf
     o   Spending and Planning Control, HM Treasury, U.K.
         o    http://www.hm-treasury.gov.uk/spending_review/spend_plancontrol.cfm

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